

May 6, 2024

James Kehoe
Chief Financial Officer
Fidelity National Information Services, Inc.
347 Riverside Avenue
Jacksonville, FL 32202

> **Re: Fidelity National Information Services, Inc.**
> **Form 10-K for the fiscal Year Ended December 31, 2023**
> **Form 8-K furnished February 26, 2024**
> **File No. 001-16427**

Dear James Kehoe:

We have reviewed your filings and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 8-K furnished February 26, 2024

Constant currency revenue, page 4

1. Please provide a clear description of the process for calculating the constant currency amounts. Refer to Question 104.06 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations..

Free cash flow, page 9

2. Please revise the title of your free cash flow measure to adjusted free cash flow or a similar description as your calculation differs from the typical calculation of cash flows from operating activities less capital expenditures. Refer to Question 102.07 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Notes to Unaudited - Supplemental GAAP to Non-GAAP Reconciliations for the three months and years ended December 31, 2023 and 2022.
Exhibit H, page 13

3.   We note your adjustment for acquisition, integration and other costs includes "Enterprise transformation, including Future Forward and platform modernization." Please tell us the nature of these costs, your consideration of Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations, including why they are not related to normal, recurring, cash operating expenses and explain why this adjustment is deemed "non-operational."

   We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Scott Stringer at 202-551-3272 or Joel Parker at 202-551-3651 if you have questions regarding our comments.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services